Exhibit 3(b)(2)

February 10, 2012 Amendment to
Commerce Bancshares, Inc. By-Laws

Section 1 of ARTICLE III is replaced as follows:

ARTICLE III
Directors
     Section 1. Number and Qualification. The corporate powers, business and property of the Corporation shall be exercised, conducted and controlled by a board of directors consisting of eleven (11) persons, except that the board of directors may, from time to time, increase or decrease the number of persons constituting the board provided that the board shall at all times consist of at least three (3) persons.